SEC 1745 (3-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

STRATUS SERVICES GROUP, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

863170 10 6

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863170 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph J. Raymond

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,387,535(1)

	6.	Shared Voting Power 2,358,933(2)

	7.	Sole Dispositive Power 14,387,535

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,746,468

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 52.6%

12.	Type of Reporting Person (See Instructions) IN

(1)           Includes (a) 1,066,667 shares of common stock issuable upon conversion of Series E Preferred Stock held by a corporation wholly owned by Mr. Raymond (based upon an assumed conversion price of $.15 per share), (b) 9,000,000 shares of common stock issuable upon conversion of Series F Preferred Stock held by Mr. Raymond and (c) 2,993,782 shares of common stock subject to options exercisable within 60 days of February 6, 2003.

(2)           Includes 900,000 shares owned by Artisan.com Limited ("Artisan") which are subject to a proxy granted by Artisan (the "Artisan Proxy") which gives Mr. Raymond the right to vote these shares until July 2004 provided that he remains Chairman of the Issuer's Board of Directors, (b) 1,375,933 shares of Common Stock issuable upon conversion of Series A Preferred Stock owned by Artisan which are subject to the Artisan Proxy, (b) 83,000 shares of common stock issuable upon conversion of Series A Preferred Stock owned by Cater Barnard U.S.A. which are subject to a proxy which gives Mr. Raymond the right to vote these shares until July 2004 provided that he remains Chairman of the Issuer's Board of Directors.

Item 1.
	(a)	Name of Issuer Stratus Services Group, Inc.
	(b)	Address of Issuer's Principal Executive Offices 500 Craig Road, Manalapan, New Jersey 07726

Item 2.
	(a)	Name of Person Filing Joseph J. Raymond
	(b)	Address of Principal Business Office or, if none, Residence 500 Craig Road, Manalapan, New Jersey 07726
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 863170 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 16,746,468
(b) Percent of class: 52.6
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 14,387,535
(ii) Shared power to vote or to direct the vote 2,358,933
(iii) Sole power to dispose or to direct the disposition of 14,387,535
(iv) Shared power to dispose or to direct the disposition of
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.
Instruction: Dissolution of a group requires a response to this item.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date
/s/ Joseph J. Raymond
Signature
Joseph J. Raymond
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties for whom copies are to be sent.

Attention:              Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)